

May 2, 2013

<u>Via E-mail</u>
Mr. Paul F. DeSantis
  Chief Financial Officer
Bob Evans Farms, Inc.
3776 South High Street
Columbus, Ohio 43207

> **Re:** **Bob Evans Farms, Inc.**
> **Item 4.02 Form 8-K**
> **Filed May 1, 2013**
> **File No. 0-01667**

Dear Mr. DeSantis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review</u>

1.   We have reviewed the disclosures included in the Item 4.02 Form 8-K that you will amend the interim financial statements included in your Form 10-Q for the quarterly period ended January 25, 2013 because of an error regarding the treatment of intercompany accounts in calculating the net book value of the Mimi's Café business segment assets held for sale, and that the impairment charge previously recorded in the third quarter of fiscal year 2013 was understated by $45.7 million. Please tell us in more detail how the intercompany accounts were treated in calculating the net book value of the Mimi's Café business segment assets held for sale that resulted in an overstatement of $45.7 million. Tell us which intercompany accounts were involved and how it was determined during the finalization of the closing sale entries that an error had occurred in arriving at the net book value of Mimi's Café's assets held for sale and that the amount of impairment charge had been understated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3328, if you have questions regarding the above matters.

Sincerely,

/s/ Beverly A. Singleton

Beverly A. Singleton
Staff Accountant